Filed Pursuant to Rule 433;

Registration Statement No. 333-206476

Issuer Free Writing Prospectus dated June 27, 2016

Relating to Prospectus Supplement dated June 27, 2016

SANDSTORM GOLD LTD.

TERM SHEET

Dated June 27, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416) 869-6534 or email at ECM-Origination@nbc.ca.

Issuer:	Sandstorm Gold Ltd. (“Sandstorm” or the “Corporation”).

Offering:	11,236,200 common shares (the “Common Shares”).

Gross Proceeds:	US$50,000,200 (US$57,500,230 assuming the Over-Allotment Option is exercised in full).

Offering Price:	US$4.45 per Common Share.

Over-Allotment Option:	The Corporation has granted the Underwriters an over-allotment option at the Offering Price (the “Over-Allotment Option”), to purchase up to 1,685,400 additional Common Shares for additional gross proceeds to the Corporation of up to US$7,500,030, exercisable up to 30 days after closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used for the repayment of outstanding debt under the Corporation’s revolving credit facility, for general working capital purposes and to finance the purchase of future gold streams

Form of Offering:	Public offering, eligible for sale in all provinces of Canada, other than Quebec, pursuant to a supplement to the short form base shelf prospectus of the Corporation dated September 1, 2015 and into the United States under a prospectus supplement to a registration statement registering the offering and sale of the Common Shares under the U.S. Securities Act of 1933.

Form of Underwriting:	Bought deal subject to the entering into of an underwriting agreement containing disaster out, regulatory out and material adverse change out clauses running to closing, and other customary provisions in connection with cross-border public offerings.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange, which listing shall be conditionally approved prior to closing, and the Common Shares on the NYSE MKT. The Common Shares are currently listed on the Toronto Stock Exchange under the symbol “SSL” and on the NYSE MKT LLC under the symbol “SAND”.

Joint Bookrunners:	National Bank Financial Inc. and BMO Nesbitt Burns Inc.

Commission:	Commission of 5.00% of the gross proceeds from the issue and sale of Common Shares will be owed in full upon closing.

Closing Date:	On or about July 6, 2016 or such other date as mutually agreed to between National Bank Financial Inc., BMO Nesbitt Burns Inc. and the Corporation.